04033530

SEC MAIL RECEIVED
JUN 25 2004
PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Johnson Controls Interiors PERT Plan
One Prince Center
Holland, Michigan 49423

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

JOHNSON CONTROLS INTERIORS PERT PLAN

Financial Statements and Supplemental Schedule
December 31, 2003 and September 30, 2003

Johnson Controls Interiors PERT Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2003 and September 30, 2003

	Page No.
Report of Independent Registered Public Accounting Firm	4
Financial Statements	
Statements of Net Assets Available for Benefits as of December 31, 2003 and September 30, 2003	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	6
Notes to Financial Statements	7
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003	14
Signature	15
Consent of Independent Registered Public Accounting Firm	17
Certification	18

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Johnson Controls Interiors PERT Plan:

We have audited the accompanying statements of assets available for benefits of the Johnson Controls Interiors PERT Plan (the Plan) as of December 31, 2003 and September 30, 2003, and the related statement of changes in assets available for plan benefits for the three months ended December 31, 2003. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Johnson Controls Interiors PERT Plan as of December 31, 2003 and September 30, 2003, and the changes in assets available for benefits for the three months ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 18, 2004

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

Johnson Controls Interiors PERT Plan

Statements of Net Assets Available for Benefits

	December 31, 2003	September 30, 2003
Assets		
Investments (See Note 3)	$ 309,564,666	$ 273,182,137
Participant Loans	10,319,158	9,974,009
Total Investments (See Note 3)	319,883,824	283,156,146
Receivables:		
Employer contribution	5,677,071	19,112,560
Participant contributions	71,821	193,593
Total receivables	5,748,892	19,306,153
Net assets available for benefits	$ 325,632,716	$ 302,462,299

The accompanying notes are an integral part of these financial statements.

Johnson Controls Interiors PERT Plan
Statement of Changes in Net Assets Available for Benefits

	Three Months Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments (see Note 3)	$ 25,069,978
Interest and dividends	1,060,910
	26,130,888
Contributions:	
Employer	5,677,071
Participant	3,668,475
	9,345,546
Total additions	35,476,434
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	12,086,626
Administrative expenses	15,207
Total deductions	12,101,833
Net increase prior to transfers	23,374,601
Transfers to other plans, net	204,184
Net increase	23,170,417
Net assets available for benefits:	
September 30, 2003	302,462,299
December 31, 2003	$ 325,632,716

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Plan

General

The Johnson Controls Interiors PERT Plan (the "Plan") is a defined contribution retirement plan which covers all eligible employees of Johnson Controls Interiors L.L.C. (the "Company"), excluding certain foreign subsidiaries. Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, losses or forfeitures of terminated participants' nonvested balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective April 30, 2003, the Plan changed its trustee from Putnam Fiduciary Trust Company ("Putnam") to Fidelity Management Trust Company. Effective December 31, 2003, the Plan changed its year end from September 30 to December 31. As a result, the Statement of Changes in Net Assets Available for Benefits and corresponding footnote disclosures present activity for the three months ended December 31, 2003.

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company can make discretionary contributions as determined by the Board of Directors. Contributions are subject to certain limitations.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after seven years of credited service.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be used to pay Plan expenses and may be applied to reduce future employer contributions under the Plan.

Participant Loans

The Plan allows participants to borrow funds from their accounts. Regular payroll deductions in equal amounts are required to repay the loan. The interest rate on a loan is based on the prime rate plus 1 percent as determined quarterly by the plan administrator. Loans must be repaid in full at the time of retirement or termination.

Benefit Payments

On termination of service due to death, disability or retirement, a participant may elect to receive distributions in one of the following ways: 1) a lump sum amount equal to the value of the participant's vested interest in his or her account; 2) annual installments over a period not to exceed 20 years; or 3) an annuity contract for the lifetime of the participant or the participant's spouse. For termination of service due

Note 1 - Description of Plan (cont.)

to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administration
The Plan is administered by the Employee Benefits Policy Committee of Johnson Controls, Inc. ("JCI") appointed by JCI. The custodian and recordkeeper of the Plan is Fidelity Investments Institutional Retirement Services Company ("Fidelity"). The Plan pays all significant administrative and other expenses of the Plan.

Note 2 - Summary of Significant Accounting Policies

Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
Investments are stated at fair value, as determined by using quoted market prices for traded securities as of the last business day of the plan year.

The change in the difference between fair value and the cost of investments held is combined with realized gains and losses on sales of investments and is reported in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Benefit Payments
Benefits are recorded when paid.

Savings and Investment Master Trust

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2003 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust are presented in Note 7.

The Plan's assets accounted for 16% of the assets held in the Master Trust at December 31, 2003.

Participant forfeitures of unvested employer contributions of $365,693 related to the Plan, were in the Master Trust at December 31, 2003.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

Note 3 - Investments

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2003	September 30, 2003
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Growth & Income, 804,859 and 787,670 shares, respectively	$ 28,677,131	$ 25,764,693
Overseas, 617,276 and 0 shares, respectively	19,400,997	-
Asset Manager, 1,502,299 and 1,342,568 shares, respectively	23,676,240	20,071,395
Retirement Government Money Market, 52,566,064 and 49,330,893 shares, respectively	52,566,064	49,330,893
Putnam Funds:		
International Equity, 0 and 901,500 shares, respectively	-	16,740,860
AIM Small Cap Growth Fund, 763,703 and 696,592 shares, respectively	19,787,534	16,160,938
Artisan Mid Cap Fund, 1,212,861 and 1,168,863 shares, respectively	31,267,564	27,024,116
JCI Common Stock, 306,193 and 258,014 shares, respectively	37,410,639	25,883,971
Investments at estimated fair value		
U.S. Equity Index Commingled Pool, 1,530,447 and 1,239,043 shares, respectively	51,683,205	37,307,589

During the three months ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period presented) appreciated in value by $25,069,978 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ 6,598,312
Janus Fund	903,744
Putnam Funds	3,351,366
Artisan Fund	3,140,831
Strong Common Stock	80,271
JCI Common Stock	6,001,701
	20,076,225
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	4,993,753
Net appreciation in fair value	$ 25,069,978

Note 4 - Tax Status

The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to certain provisions of the Plan and ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 6 - Party-in-Interest Transactions

Transactions involving JCI common stock, participant loans, and the funds administered by Fidelity are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 7 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31, 2003
Assets	
Investments at fair value:	
Fidelity Puritan Fund	$ 52,738,194
Fidelity Magellan Fund	145,717,173
Fidelity Growth & Income Portfolio	87,107,088
Fidelity Overseas Fund	42,508,097
Fidelity Asset Manager	38,092,049
Fidelity Low Price Stock	20,255,025
Fidelity Asset Manager: Growth	35,534,735
Fidelity Asset Manager: Income	9,688,874
Fidelity Retirement Government Money Market Portfolio	70,861,257
Fidelity Institutional Short-Intermediate Government Portfolio	28,713,916
Fidelity Short-Term Investment Fund	2,576,251
U.S. Equity Index Commingled Pool	196,779,710
Artisan Mid Cap Fund	40,875,812
Aim Small Cap Growth Fund	26,122,000
Janus Fund	-
Strong Common Stock Fund	-
JCI Common Stock Fund	901,409,596
Participant Loans	56,072,274
	1,755,052,051
Investments at contract value:	
Fidelity Income Portfolio	241,298,862
Total Assets	$ 1,996,350,913
Participating Plans' Equity	$ 1,996,350,913

Note 7 – Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment Income:	
Fidelity Puritan Fund	$ 7,297,835
Fidelity Magellan Fund	27,122,987
Fidelity Growth & Income Portfolio	11,619,627
Fidelity Overseas Fund	7,094,289
Fidelity Asset Manager	3,572,149
Fidelity Low Price Stock	1,497,674
Fidelity Asset Manager: Growth	4,748,513
Fidelity Asset Manager: Income	746,125
Fidelity Institutional Short-Intermediate Government Portfolio	(246,056)
Artisan Mid Cap Fund	7,108,013
U.S. Equity Index Commingled Pool	29,686,511
Putnam International Equity Fund	3,349,383
Aim Small Cap Growth Fund	5,040,135
Janus Fund	12,439,449
Strong Common Stock Fund	7,924,278
JCI Common Stock Fund	159,842,073
	288,842,985
Contributions	
Participant	110,428,706
Employer	5,202,622
	115,631,328
Interest and dividend income	22,177,304
Total additions	426,651,617
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	102,978,475
Administrative fees	345,448
Total deductions	103,323,923
Net increase prior to reallocations and transfers from other plans	323,327,694
Participant reallocations from investments outside the Master Trust	663,849,337
Transfers to other plans, net	(38,952)
Net increase	987,138,079
Net assets available for benefits:	
Beginning of year	1,009,212,834
End of year	$ 1,996,350,913

Johnson Controls Interiors PERT Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Plan No. 001, EIN: 38-3380735)
December 31, 2003

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Fidelity Funds:		
Fixed Income	2,734,902 shares	$ 2,734,902
Puritan	444,619 shares	8,212,106
Magellan	28,367 shares	2,772,569
Growth & Income	804,859 shares	28,677,131
Overseas	617,276 shares	19,400,997
Asset Manager	1,502,299 shares	23,676,240
Low Price Stock Fund	150,317 shares	5,258,096
Asset Manager: Growth	896,245 shares	12,798,385
Asset Manager: Income	265,876 shares	3,230,394
Retirement Government Money Market Portfolio	52,566,064 shares	52,566,064
Short-Intermediate Government Portfolio	1,033,693 shares	10,088,840
U.S. Equity Index	1,530,447 shares	51,683,205
AIM Small Cap Growth Fund	763,703 shares	19,787,534
Artisan Mid Cap Fund	1,212,861 shares	31,267,564
* JCI Common Stock	306,193 shares	37,410,639
		309,564,666
* Participant Loans (1)		10,319,158
Total investments		$ 319,883,824

(1) There were 1,696 outstanding loans to participants at December 31, 2003, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 10.50%.

*Indicates party-in-interest.

Note: cost information is not required for participant-directed investments and is therefore not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS INTERIORS PERT PLAN

By: Stephen A. Roell

Stephen A. Roell
Senior Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 25, 2004

Johnson Controls Interiors PERT Plan
Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2004 relating to the financial statements of the Johnson Controls Interiors PERT Plan, which appears in this Form 11-K.

Coleman & Williams, Ltd.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 25, 2004

EXHIBIT 32

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, John M. Barth, Chairman and Chief Executive Officer and Stephen A. Roell, Senior Vice President and Chief Financial Officer, of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Interiors PERT Plan (the "Plan") for the year ended December 31, 2003 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2004

John M. Barth

Stephen A. Roell